Exhibit (a)(1)(viii)

FOR IMMEDIATE RELEASE

Connect Begins Voluntary Conditional Cash General Offer to Acquire Nasdaq-listed Pacific Internet

     SINGAPORE — 2 May 2007 — Connect Holdings Limited (Connect) today announced that it has commenced its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet).

     The Offer is open for tender until 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time, on 7 June 2007 or such later date(s) as may be announced from time to time by or on behalf of Connect.

     According to the terms of the Offer, Connect will pay US$10.00 net in cash per share, without interest, for all issued ordinary shares of PacNet, other than those shares already owned by Connect.

     The Offer price represents a premium of approximately 9.77% over US$9.11, the reported closing price of PacNet shares on 11 January 2007, the last trading day on the Nasdaq Global Market before Connect made known its intention to make the Offer. PacNet shares closed at US$9.83 on 27 April 2007. Connect currently owns 4,121,287 shares, or approximately 29.78%, of the issued shares of PacNet.

     Lazard Asia Limited, the Financial Adviser and Dealer Manager to Connect, confirms that sufficient financial resources are available to Connect to satisfy in full all tenders in respect of the Offer.

     PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:

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The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or

Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
#14-01 Samsung Hub	New York, New York 10020
Singapore 049483

Call in Singapore.: (65) 6534 2011

     Holders of PacNet shares should read carefully the Offer to Purchase and related materials because they contain important information. Holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and other documents that Connect has filed with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.

     The Directors of Connect (including those who may have delegated detailed supervision of this release and the accompanying announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release and the accompanying announcement are fair and accurate and that no material facts have been omitted from this release and the accompanying announcement.

     Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release and the accompanying announcement, and they jointly and severally accept responsibility accordingly.

For further information please contact: Lorain Wong
Tel: 852 2121 2973
Email: lorain.wong@asianetcom.com

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